Mail Stop 4561
								May 4, 2006

Bryan Abboud
Chief Executive Officer
Global Entertainment Holdings/Equities, Inc.
703 Waterford Way, Suite 690
Miami, FL  33126

Re:	Global Entertainment Holdings/Equities, Inc.
  	Preliminary Schedule 14A
      Filed on April 13, 2006
	File No. 0-27637

Dear Mr. Abboud:

      We have limited review of the above-referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. Please refer to Question 6 in Section H of the fourth interim supplement to the publicly available telephone interpretations of the
Division of Corporation Finance (July 2001) for guidance regarding the financial statements that must be provided with respect to asset sale transactions. Note that in addition to the pro forma information for the sale of assets and the audited financial information for the company, which you have provided, you must provide as well unaudited financial statements for the business being sold for the last two fiscal years and interim periods.  In
addition,
you must provide pro forma financial information that complies with
the requirements of Article 11 of Regulation    S-X.
Specifically,
ensure that your disclosure conforms to the form and content as prescribed by Article 11-02(b) and note that the pro forma income statement must be provided for the same periods covered by the historical financial statements. Please revise accordingly.
2. Please revise the presentation to include in the proxy statement the historical financial information presented in Appendix F and the unaudited financial statements for the business being sold per our comment above. Because the financial statements are material to investors` understanding of the proposed transaction, they should form part of the proxy statement.
3. Please eliminate the phrase that appears frequently throughout the proxy statement that the summary you provide is "qualified in its entirety" to the more detailed information contained in the proxy statement and in the attached appendices. The information you provide in the prospectus must be materially complete and the words
"in its entirety" suggest that the prospectus summary may not be materially complete. It is inappropriate to disclose that the summary of the Asset Purchase Agreement referenced on page 18 or of the Share Exchange referenced on page 19 "is not a complete statement" or "does not purport to be" a complete statement of the agreement terms. The same is true regarding the summary of the fairness opinion beginning on page 28, the tax consequences described on page 35 and of dissenters` rights on page 62. Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your proxy material.

Security Ownership of Certain Beneficial Owners and Management, page iii
4. The information on pages iii and iv appear to be redundant with the information on pages 16 and 17. As such, please delete the duplicative information from pages iii and iv.

Summary Term Sheet, page 1
5. Please revise the summary term sheet to include an appropriately titled subheading that addresses what the impact of the transaction on current shareholders of Global Entertainment will be. Among the matters to be concisely addressed include the facts that current Global Entertainment shareholders will no longer have an ownership interest in the entertainment software development business, will not receive any stock or consideration in connection with the proposed transactions and their share ownership in the new business will be reduced from 38.8% ownership of the business to a 1.5% ownership interest.
6. Under the subheading Exchange and Capitalization, please include where you state the number of shares to be issued to Bayshore shareholders that this number represents 98.2% of the company.
7. Disclose that Bayshore has had no revenues and earnings for the last two fiscal years and has incurred cumulative losses of over $700,000 and, according to the fairness opinion, requires a $30 million capital injection to realize its business plan, which, if such capital injection did not occur, would be detrimental to non-affiliated shareholders.
8. We note in the discussion under "Dissenters` Rights" your mention of the removal of shareholder preemptive rights. Please explain in better detail, with an appropriate heading or subheading to highlight this issue, any plans to remove any existing shareholder preemptive rights.

Questions and Answers, page 4

"How was the fairness of the share exchange and sale of assets determined by the Global Entertainment Board of Directors?"
9. Please revise the last sentence in this paragraph to clarify how the board used the fairness opinion. As drafted, it is unclear what the board concluded after reviewing the opinion.

Proposal I:  Sale of Assets, page 18
General
10. Your discussion of Proposal I requires significant revision.
The
disclosure in this section is devoted largely to a discussion of the
terms of the share exchange and provides investors with little information regarding how the terms of the asset sale were negotiated and agreed upon.  Please revise this section to describe more fully
the background to the asset sale and how it was determined to sell the historical business to members of management and their affiliates. In your discussion, please explain the statement on page
20 that, "Having determined that it no longer has a ready means by which to fund future growth central to its business plan, the board of directors has determined that it is in Global Entertainment`s best
interests to dispose of all or substantially all of Global Entertainment`s current operations." Explain why the failure to fund future growth supports a sale of all the company`s current operations, rather than supporting a decision to merely engage in the share exchange.
11. In revising this section, please include a materially complete discussion of the negotiation of the terms of the sale agreement. For example, when and how was the sale of substantially all of Global
Entertainment`s assets to members of current management first raised
and by whom?  What were the initial terms proposed and who
proposed
them? Discuss in relevant detail the significant proposals and counter-proposals made by the selling and purchasing parties. For example, explain how the purchase price and payment terms varied between the proposals and describe the basis on which each set of terms was selected. Your discussion of the transaction should compare the terms of the initial agreement entered into and clarify how the terms of the current agreement vary from the initial terms.
See Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation
M-A.
Similar to the comment above, please be sure to provide disclosure regarding the asset sale that is separate and distinct from the discussion relating to the share exchange.
12. What was the extent of the participation of management members of
the group of 13 in the negotiations of the share exchange in light of
the concurrent asset sale? In light of the apparent conflict of interest of senior management, were any specific measures taken? For example, did any members of management recuse themselves at any point
from the negotiations relating to the reverse merger?   Please
advise.
13. Expand the discussion regarding the reasons for the asset sale to clarify in a concise and understandable manner why the sale is taking place at this time rather than at some other time in the company`s existence. It appears that you address the reasons for the asset sale in part in your discussion of the reasons for the merger and share exchange on page 5.
14. Expand the discussion under the "Asset Purchase Agreement" subsection on page 18 to disclose that the purchasers will pay approximately 61% of Global Entertainment`s outstanding common stock and will receive 100% of the company`s business. Please discuss the value of any other consideration to be received in the asset sale, and the basis of any such valuation. In that regard, we note your discussion in the second full paragraph on page 32.
15. Please expand the discussion under the "Interests of Certain Entities" subsection on page 19 to disclose that the 13 persons named therein, in addition to being shareholders of the company, will be the recipients of the sale of the assets which is the subject of this
Proposal One. Provide the same disclosure in your Q&A on page 9 regarding the interests of the affiliates of Global Entertainment and
Bayshore.

Share Exchange Agreement, page 20
16. Please revise the discussion of representations and warranties by the parties to remove the list of representations, warranties and covenants made by the parties on pages 21-22. Include instead specific reference to any non-customary terms and a brief reference to the customary representations. Highlighting company-specific and non-customary terms while defining the parameters of the agreement will prove more useful to shareholders than merely reciting all of the terms of the agreement.

Fairness Opinion, page 28
17. Please explain who the "IGW Group" is.
18. Please disclose whether you received an opinion as to the fairness of the asset sale transaction, separate and apart from an opinion as to the fairness of the reverse merger transaction. If so, please discuss this fairness opinion separately. If not, please discuss management`s decision to enter into the asset sale and management`s determinations as to the fairness of the 4,624,953 shares of common stock and the options to be relinquished as consideration for the sale of substantially all the assets of the company. In your discussion, explain why you used a valuation of approximately $0.20 per share to value the reverse merger (see page
31), and then used a valuation of approximately $0.40 per share to value the consideration to be received in the asset sale (see page
32).
19. We note your brief discussion in the second full paragraph on page 32 regarding the valuation of the total consideration to be received in the asset sale. As indicated in the comment above, please provide a basis for your use of the $0.40 per share value of the common stock. Please also provide a basis for the $0.10 per share value of the options to be relinquished. Finally, as the Asset
Sale Agreement does not mention the employment agreements, please explain why these amounts have been added to the approximate "total consideration," and explain how these amounts were derived. For example, explain the company`s obligations to Messrs. Bryan and Snyder under their employment agreements, and why $120,000 and $30,000 would be owed to these persons, respectively.
20. We note that in arriving at its fairness opinion, Stenton Leigh relied upon the Independent Fair Value Report prepared on November 14, 2005 on Bayshore by Evans & Evans, Inc. and the Independent valuation of the common shares of Global Entertainment at August 31,
2005, issued on September 16, 2005 by Trugman Valuation
Associates,
Inc. Please provide a discussion of the Evans and Trugman valuations. Discuss the qualification of these entities, the analyses they undertook, and the bases for their conclusions regarding the valuation of the company.
21. Please identify the companies used in the comparable company analysis. Tell us whether any additional companies fit within the criteria used to identify the "comparable companies" but were not analyzed, and if so, why not. Explain in better detail how the enterprise value range and equity value range for each of Global Entertainment and Bayshore were derived from the selected multiple ranges of the comparable companies.
22. Please state the results of each analysis undertaken with regard to whether the present transaction is considered favorably or unfavorably under the analysis. For instance, what is the conclusion of Stenton Leigh under the Bayshore Comparable Company Analysis?


Proposal II:

Amendment to Articles of Incorporation to Increase Authorized Shares of Common Stock
23. Please disclose here information regarding your existing capital structure. The information should be presented in a table or similar format for both your existing and proposed capital structure, the number of shares your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved. Provide a separate table that shows the effect of the asset sale in the event it is approved by shareholders and consummated.
24. Please revise the statement, "Global Entertainment and Bayshore currently have no plans to issue additional shares of common stock (except as provided herein)" to specifically disclose that you have plans to issue 191,922,442, or approximately 98% of the Global Entertainment common stock outstanding.
25. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. For example, what other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

	In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities
Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen at 202-
551-3611. If you need further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:  	Via facsimile:  954-713-7715
      Brian Pearlman, Esq.
	Arnstein & Lehr LLP
Bryan Abboud
Global Entertainment Holdings/Equities, Inc.
May 4, 2006
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